Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Seamus O’Brien

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 842

Dear Mr. O’Brien:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on May 30, 2024, regarding Post-Effective Amendment No. 842 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Post-Effective Amendment No. 843 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on April 10, 2024 to register one new series of the Trust: Invesco MSCI Global Climate 500 ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. We also confirm that defined terms used below have the same meanings as in the Amendment.

1.	Comment:	Where a comment is made with respect to the disclosure in one part of the subsequent post-effective amendment, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

	Response:	We confirm that if disclosure is revised in one part of the subsequent post-effective amendment in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations of the post-effective amendment.

2.	Comment:	The Staff notes that portions of the Amendment are incomplete. Please fill in all bracketed language and placeholders and refresh all table of contents prior to effectiveness.

	Response:	We confirm that all missing or bracketed information in the Amendment will be incorporated in a complete, subsequent post-effective amendment. Such subsequent amendment also will reflect all changes discussed in this letter and will refresh all table of contents.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

3.	Comment:	The “Principal Investment Strategies” section of the prospectus states the following:

The Index Provider then evaluates companies that are directly involved in business controversies, defined as an instance or ongoing situation in which a company’s operations, products and services allegedly have a negative environmental, social, and/or governance (“ESG”) impact, including alleged violations of laws or regulations and international norms. (emphasis added)

Please clarify how, or on what basis, such companies are evaluated.

	Response:	The disclosure has been revised in response to the Staff’s comment as follows:

The Index Provider then evaluates companies that are directly involved in environmental, social, and/or governance (“ESG”) business ~~controversies~~ controversy cases. The Index Provider defines such ESG controversies ~~defined~~ as an ~~instance~~ event or ongoing situation in which a company’s operations, products and/or services ~~allegedly have~~ may potentially result in a negative ~~environmental, social, and/or governance (“ESG”) impact, including alleged violations of laws or regulations and international norms~~ ESG impact. For example, cases could include single events, such as a hazardous spill or accident, company violations of existing laws and/or regulations to which they are subject, or an alleged company action or event that violates commonly accepted international norms. To evaluate companies, the Index Provider utilizes a methodology that assesses companies’ reputational and brand risk based on actual or alleged involvement in adverse impact activities as reported by the media, nongovernmental organizations, civil society groups, academia and regulators. ~~To evaluate ESG controversies~~, The Index Provider monitors across five categories of ESG impact – environment, human rights and community impact, labor rights and supply chain, customers and governance – and 28 sub-categories (including, for example, energy and climate change, human rights concerns, and controversial investments). MSCI has a dedicated team of analytical staff who identify and assess the severity of controversy cases, review the reported allegations and apply consistent scoring for each controversy case, based on, among other things, the severity of impact in each case. The evaluation framework used in MSCI ESG Controversy Scores is designed to be consistent with international norms represented by the UN Declaration of Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Global Compact. In each case, business controversies are scored on a scale of 0 to 10, with 0 being the most severe controversy.

4.	Comment:	With respect to the disclosure cited in comment no. 3, please clarify the disclosure with respect to the term “allegedly.”

	Response:	The disclosure has been revised as set forth in response to comment no. 3. The term “allegedly” has been replaced, with the revised disclosure noting that companies with business controversies have the potential for a negative ESG impact.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

5.	Comment:	The “Principal Investment Strategies” section of the prospectus states the following:

To evaluate ESG controversies, the Index Provider monitors across five categories of ESG impact … and 28 sub-categories.

Please disclose whether the stated impacts are prioritized over the returns, treated the same as returns, or are considered secondary to returns.

	Response:	The Underlying Index is composed of a theoretical composition of securities based on the methodology applied by the Index Provider. Consequently, in determining components of the Underlying Index, the Index Provider does not prioritize returns of a company over ESG impacts; rather, the Index Provider selects component securities that meet the Underlying Index’s methodology. Because the Fund seeks to track the Underlying Index, it may, as a result, focus on securities that prioritize ESG impacts over returns. We note that disclosure regarding this fact is already included in the “ESG Investing Strategy Risk” subsection of the principal risk disclosure in the summary prospectus, which states that “stocks of companies with favorable ESG attributes may underperform the stock market as a whole. As a result, the Fund may underperform other funds that do not screen companies based on ESG attributes. The criteria used to select companies for investment may result in the Fund investing in securities, industries or sectors that underperform the market as a whole or underperform other funds screened for ESG standards.”

6.	Comment:	With respect to the reference to the 28 sub-categories in the “Principal Investment Strategies” section of the prospectus referenced in comment no. 5, please consider adding disclosure informing shareholders and potential shareholders where they can locate more information regarding the Underlying Index’s component selection and weighting in the appropriate section(s) of the registration statement.

	Response:	In the section “Additional Information About the Fund’s Strategies and Risks” describing the methodology of the Underlying Index, we have included a reference that additional information about the Underlying Index’s methodology is available on the Index Provider’s website.

7.	Comment:	If not already included elsewhere in the summary prospectus, please include specific disclosure concerning the timing and nature of the Underlying Index’s rebalancing and reconstitution.

	Response:	The Underlying Index is rebalanced semi-annually at the start of June and December, and the Fund is rebalanced in accordance with the Underlying Index. We note that this information is already disclosed in the statutory portion of the prospectus under the section “Additional Information About the Fund’s Strategies and Risks.”

8.	Comment:	The “Principal Investment Strategies” section of the prospectus contains the following sentence within brackets: “Companies not assessed an MSCI Controversy Score are also excluded.” Please explain supplementally why this language is bracketed and whether it could be subject to change.

	Response:	This information has been confirmed and the brackets will be removed around the disclosure prior to filing a subsequent amendment to the registration statement.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

9.	Comment:	The “Principal Investment Strategies” section of the prospectus states that the Fund’s portfolio of securities is constructed using an “optimization process” that seeks to select and weight securities based on certain constraints designed to minimize exposure to physical and transition risks of climate change. The disclosure references various parameters that are incorporated into this optimization process in constructing the Underlying Index. Please clarify the disclosure. Specifically, what is being optimized? What ESG-related impact is the Underlying Index designed to achieve through this optimization process?

	Response:	The methodology seeks to optimize the Underlying Index by including companies that have reached certain target reductions in greenhouse gas emissions. We have revised the disclosure to clarify this process, as follows:

The final portfolio of securities is constructed ~~using an optimization process that seeks to select and weight securities based on~~ according to certain constraints within the Underlying Index methodology that are designed to minimize the Parent Index’s exposure to physical and transition risks of climate change~~. Specifically, the optimization process incorporates the following Underlying Index-level constraints~~:

…In addition, the Underlying Index’s country and sector weightings are constrained so as ~~process incorporates target constraints to seek~~ to minimize ~~the risk of~~ significant differences ~~in country or sector weightings~~ relative to the Parent Index. Sector weights are limited to +/- 3% the weight of that sector in the Parent Index, and country weights are capped at +/- 5% of the weight of that country in the Parent Index.

10.	Comment:	The Staff notes that the summary prospectus contains “ESG Investing Strategy Risk” disclosure. The Fund should disclose, where appropriate, how it will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

	Response:	The Fund does not believe such disclosure is required in the risk disclosure cited by the Staff. The Fund believes that an appropriate place for proxy voting disclosure is in response to Item 17(f) of Form N-1A and is unaware of any other requirement under Form N-1A which would require it to make the requested disclosure. As a result, the Fund respectfully declines to make the requested change. The Fund respectfully submits that the Adviser’s full proxy voting policy is included as an appendix to the Fund’s Statement of Additional Information and describes how the Adviser will approach governance matters and non-routine shareholder proposals in voting proxies for the Fund, including proposals related to ESG matters.

11.	Comment:	The statutory portion of the prospectus contains disclosure titled “Market Disruption Risks Related to Armed Conflict.” The last sentence of this section states that such conflicts “may result in a negative impact on Fund performance and the value of an investment in the Fund, even beyond any direct investment exposure the Fund may have to issuers located in or with significant exposure to an impacted country or geographic region.” Please confirm via correspondence if the Underlying Index or the Fund would have any exposure to such countries or geographic regions and, if so, please disclose such exposures as a principal risk of investing in the Fund.

	Response:	We confirm that the Fund does not expect to have any exposure to such countries or geographic regions.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

12.	Comment:	The statutory section of the prospectus includes “Non-Correlation Risk” disclosure. Please include such disclosure as a principal risk of the Fund in its summary prospectus.

	Response:	We note that “Non-Correlation Risk” disclosure is already included in the Principal Risks of Investing in the Fund” section within the summary prospectus.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6724 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Adam Henkel
Adam Henkel Head of Legal, US ETFs

cc:	Will McAllister, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.